FILED BY: OJSC “Svyazinvest”

PURSUANT TO Rule 135 and Rule 425

under the Securities Act of 1933, as amended

SUBJECT COMPANY: OJSC “N. W. Telecom”,

OJSC “CenterTelecom”,

OJSC “UTK”,

OJSC “VolgaTelecom”,

OJSC “Uralsvyazinform”,

OJSC “SibirTelecom”,

OJSC “Far East Telecom”,

OJSC “Dagsvyazinform”

EXCHANGE ACT FILE NUMBER: 001-14748

DATE: November 30, 2009

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform”, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, OJSC “Svyazinvest” and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

The securities of OJSC “Rostelecom” that may be issued in connection with the proposed business combination to holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary and preferred shares (including those shares represented by American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with, and certified by the Russian Federal Service for the Financial Markets (“FSFM”) and to the extent that OJSC “Rostelecom” is required or otherwise decides to register the issuance of shares by OJSC “Rostelecom” in connection with the business combination in the United States, OJSC “Rostelecom” may file with the United States Securities and Exchange Commission (“SEC”) a registration statement on form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the FSFM, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the FSFM, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from OJSC “Rostelecom” or its duly designated agent. Investors and holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities may obtain free copies of documents filed with the FSFM directly from OJSC “Rostelecom” on its web site at www.rt.ru/en/index.php.

Disclaimer Regarding Forward-Looking Statements

This communication contains forward-looking information and statements about OJSC “Svyazinvest”, OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom”, OJSC “Dagsvyazinform” and their combined business after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of OJSC “Svyazinvest” believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of OJSC “Rostelecom”, OJSC “N. W.  Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of OJSC “Svyazinvest”, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified, or that will be discussed or identified, in any public filings with the FSFM made by OJSC “Rostelecom”, including those listed under “Risk Factors” in the most recent Annual Report on Form 20-F filed by OJSC “Rostelecom”. Investors and holders of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities should consider that the occurrence of some or all of these risks may have a material adverse effect on OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform”.

Moscow, 30.11.2009

STEERING COMMITTEE TO GUIDE SVYAZINVEST REORGANIZATION PROCESS IS SET UP

The reorganization of Svyazinvest has been launched in earnest in practical terms. The holding’s General Director Yevgeny Yurchenko signed an order establishing a Steering Committee to direct the entire reorganization process.

The Steering Committee membership includes First Deputy General Director Alexander Provotorov, as well as Deputy General Directors Mikhail Leshchenko, Alexey Lokotkov, Victor Savchenko, Elena Umnova, Nadezhda Filippova. General Director Yevgeny Yurchenko is in charge of the Steering Committee.

The Steering Committee will be the key decision-making body in the course of the integration process of companies-members of Svyazinvest Group. The Steering Committee key terms of reference include coordination within the framework of the Group of all legal and organizational matters to ensure consistent and robust progress of the reform. The Committee shall approve the general scope of work and budget under the reform process, make decisions on pivotal reorganization issues and assessment of milestone deliverables in the course of the work.

Simultaneously with establishment of the Steering Committee a framework for managing the reorganization process of Svyazinvest Group companies was approved. According to internal regulations of Svyazinvest, decisions taken by the Steering Committee will be approved by the Company Executive Board if required. A working group comprising various experts from strategy, economics and finance, personnel management and legal departments will be the think-tank for methodology support and coordination of projects related to the integration process. The Working Group is designed for development of plans, allocation of resources, monitoring the outcome of project implementation, as well as for preparing resolutions to be passed by the Steering Committee.

The approved framework is expected to start full swing operations within three months.

The reorganization of Svyazinvest Group of companies will be effected by merging the Inter-regional telecommunications Companies (IRCs) into OJSC Rostelecom. Completion of Svyazinvest group reorganization is expected in spring 2011.

About Svyazinvest Group:

Svyazinvest Group of companies is Russia’s largest telecommunications company and one of the largest telecom groups worldwide. Svyazinvest major assets are seven Inter-regional fixed-line telecom operating companies (OJSC CenterTelecom, OJSC North-West Telecom, OJSC VolgaTelecom, OJSC Southern Telecommunications Company, OJSC Uralsvyazinform, OJSC SibirTelecom, OJSC Dalsvyaz), Russia’s national long-distance carrier OJSC Rostelecom, OJSC Central Telegraph and leading Russian telecommunications design institute OJSC Giprosvyaz.

The Inter-regional Companies – members of Svyazinvest Group own over 80% of the telecommunications infrastructure in the Russian Federation and are public network operators with installed switching capacity over 32.5 million telephone numbers, serving over 90% of Russia’s population. Svyazinvest Group companies possess licenses for offering local, domestic long-distance and international telephone services, data, Internet access, mobile and wireless subscriber access services.

Svyazinvest authorized capital totals over 19.5 billion rubles and consists of 19,518,337,220 ordinary shares, 1 ruble each at par. The Russian Federation (the state) represented by the Federal Agency for Federal Property Management is Svyazinvest majority shareholder (owning 75% of shares minus 1 share). The rest of the authorized capital (25% plus 1 share) is divided between OJSC Comstar-UnitedTeleSystems (17.31% plus 1 share) and MGTS Finance SA (7.69%).

Contact for Mass Media:

External Communications Department, OJSC Svyazinvest

38 Prechistenka Street, Moscow, 119121, Russia

Phone: +7 (495) 727-04-73, fax: +7 (495) 727-04-75

pr@svyazinvest.ru             www.svyazinvest.ru